Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS FIRST HALF 2025 REVENUES OF €928 MILLION WITH PROFIT AT €48 MILLION AND ADJUSTED EBIT AT €69 MILLION.

•Revenues1 of €927.7 million, -3% Year-on-Year (YoY) and -2% organic2. The direct-to-consumer (“DTC”) channel outperformed with a +4% reported revenue growth (+6% organic)
•Profit of €47.9 million, +53% YoY compared to €31.3 million in H1 2024. Profit margin at 5.2% in H1 2025 from 3.3% in H1 2024
•Gross profit margin of 67.5%, up 110bps from 66.4% in H1 2024
•Adjusted EBIT of €68.7 million with an Adjusted EBIT Margin of 7.4% (8.4% in H1 2024). Zegna segment Adjusted EBIT margin up 150bps to 14.3%
•Net financial indebtedness of €92.1 million at June 30, 2025, substantially in line with December 31, 2024
September 5, 2025 – MILAN— (Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced Profit of €47.9 million in H1 2025 compared to €31.3 million in H1 2024. In H1 2025, Adjusted EBIT was €68.7 million compared to €80.9 million in H1 2024.3
Ermenegildo “Gildo” Zegna, Group Chairman and CEO, said: “Our first-half 2025 results reflect the Group’s strategic decision to invest in the DTC store network and capabilities across our three brands, while continuing to support projects that fuel our long-term growth ambitions.
In this context, we are pleased with the operating results reported by the Zegna segment where stronger operating leverage and disciplined execution led to an improvement of the Adjusted EBIT margin by 150 basis points. This strong performance helped balance the impact of the strategic transformation underway at Thom Browne and Tom Ford Fashion.

With the strength of our Filiera, the authenticity of our brands, and—above all—the clarity of our vision and the talent of our team, we remain on track to achieve our 2027 targets, despite sector and currency headwinds.”
1 For full details on H1 2025 revenues, please refer to the Ermenegildo Zegna Group Semi-Annual Report.
2 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, and (c) changes in license agreements where the Group operates as a licensee. See the non-IFRS financial measures section starting on page 14 of this press release for the definition and reconciliation of non-IFRS financial measures.
3 Throughout this press release, results for the first half of 2025 and 2024 are unaudited.

Results of Operations

	For the six months ended June 30,
(€ thousands, except percentages)	2025	Percentage of revenues	2024	Percentage of revenues
Revenues	927,690	100.0%	960,122	100.0%
Costs of sales	(301,658)	(32.5%)	(322,678)	(33.6%)
Gross profit	626,032	67.5%	637,444	66.4%
Selling, general and administrative expenses	(501,804)	(54.1%)	(497,612)	(51.8%)
Marketing expenses	(62,882)	(6.8%)	(66,751)	(7.0%)
Operating profit	61,346	6.6%	73,081	7.6%
Financial income	21,207	2.3%	12,106	1.3%
Financial expenses	(25,408)	(2.7%)	(29,267)	(3.0%)
Foreign exchange gains/(losses)	10,214	1.1%	(7,684)	(0.8%)
Result from investments accounted for using the equity method	659	0.1%	314	0.0%
Profit before taxes	68,018	7.4%	48,550	5.1%
Income taxes	(20,116)	(2.2%)	(17,218)	(1.8%)
Profit	47,902	5.2%	31,332	3.3%

Half Year 2025 Key Financial Highlights

Revenues
In H1 2025 the Group recorded revenues of €927.7 million, -3.4% YoY and -2.0% organic. DTC channel revenues outperformed (+4.2% YoY and +6.1% organic), while the streamlining of the wholesale channel across the three brands led to a decrease in revenues of the channel of 27.1% YoY and 26.5% organic.

In the first six months of 2025, the ZEGNA brand recorded revenues of €570.4 million, +0.8% YoY (+2.6% organic). Thom Browne revenues were €129.2 million, -22.5% YoY (-21.7% organic). TOM FORD FASHION recorded €152.7 million of revenues, +2.8% YoY (+3.8% organic), while Textile revenues were €67.1 million, -6.6% YoY (-6.3% organic).

Gross Profit, Operating Profit and Profit
Gross profit in H1 2025 reached €626.0 million (compared to €637.4 million in H1 2024), with a gross profit margin of 67.5% compared to 66.4% in H1 2024. This improvement was driven mainly by the channel mix, with the proportion of DTC revenues reaching 82% of branded group revenues in H1 2025, up from 76% in H1 2024.

Selling, general, and administrative (SG&A) expenses were €501.8 million (54.1% of revenues) in H1 2025, compared to €497.6 million (51.8% of revenues) in H1 2024. The higher SG&A incidence on revenues largely reflects investments in the expansion of the DTC distribution network, only partially offset by actions taken to contain discretionary costs across brands.

Marketing expenses in H1 2025 were €62.9 million with a 6.8% incidence on revenues, substantially in line with the 7.0% incidence recorded in H1 2024.

As a result, the Group reported an operating profit of €61.3 million compared to €73.1 million in H1 2024.

In the first six months of 2025, the sum of financial income, financial expenses, and foreign exchange gains and losses, were a positive €6.0 million, compared to a negative €24.8 million in H1 2024. This improvement was largely driven by the fair value remeasurement of liabilities for put options held by non-controlling interests as well as a positive foreign currency exchange impact (driven by the depreciation of the U.S. Dollar compared to the Euro).

Consequently, the Group reported a profit of €47.9 million, 53% higher compared to €31.3 million in H1 2024. H1 2025 profit margin was 5.2% compared to 3.3% in H1 2024.

Adjusted EBIT and Adjusted EBIT Margin

The table below shows the reconciliation of profit to Adjusted EBIT and the calculation of the profit margin and the Adjusted EBIT Margin in H1 2025 and 2024. Adjusted EBIT is the main performance metric used by the Group’s management at the consolidated and reporting segment level.

	For the six months ended June 30,
(€ thousands, except percentages)	2025	2024
Profit	47,902	31,332
Income taxes	20,116	17,218
Financial income	(21,207)	(12,106)
Financial expenses	25,408	29,267
Foreign exchange (gains)/losses	(10,214)	7,684
Result from investments accounted for using the equity method	(659)	(314)
Operating profit	61,346	73,081
Adjustments:
Net impairment of leased and owned stores	6,101	4,979
Severance indemnities and provisions for severance expenses	903	1,436
Legal costs for trademark dispute	320	1,388
Transaction costs related to acquisitions	—	26
Adjusted EBIT	68,670	80,910

Revenues	927,690	960,122
Profit margin (Profit / Revenues)	5.2%	3.3%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	7.4%	8.4%

Analysis by Segment

In H1 2025, Adjusted EBIT for the Zegna segment was €94.4 million compared to €84.7 million in H1 2024. Adjusted EBIT for the Thom Browne segment was €4.5 million, compared to €20.2 million in H1 2024. The Tom Ford Fashion segment reported an Adjusted EBIT of negative €19.4 million, compared to negative €11.9 million in H1 2024.

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
Revenues
Zegna	660,319	660,538	(219)	0.0%	1.6%
Thom Browne	129,462	166,935	(37,473)	(22.4%)	(21.6%)
Tom Ford Fashion	152,715	148,493	4,222	2.8%	3.8%
Intersegment eliminations	(14,806)	(15,844)	1,038	n.m.(*)	n.m.
Total revenues	927,690	960,122	(32,432)	(3.4%)	(2.0%)
________________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from sales of Textile and Other product lines (which are both included in the Zegna segment) to the Group’s brands.

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Adjusted EBIT
Zegna	94,390	84,695	9,695	11.4%
Thom Browne	4,482	20,186	(15,704)	(77.8%)
Tom Ford Fashion	(19,430)	(11,913)	(7,517)	63.1%
Corporate	(10,673)	(11,965)	1,292	10.8%
Intersegment eliminations	(99)	(93)	(6)	(6.5%)
Total Adjusted EBIT	68,670	80,910	(12,240)	(15.1%)

Adjusted EBIT Margin
Zegna	14.3%	12.8%
Thom Browne	3.5%	12.1%
Tom Ford Fashion	(12.7%)	(8.0%)
Total Adjusted EBIT Margin	7.4%	8.4%

Zegna segment
In H1 2025, the Zegna segment (which includes the ZEGNA brand, Textile and Other product lines) generated revenues of €660.3 million compared to €660.5 million in H1 2024.
Adjusted EBIT for the Zegna segment was €94.4 million in H1 2025 with an Adjusted EBIT Margin of 14.3% compared to 12.8% in H1 2024. This 150 bps Adj. EBIT margin improvement has been driven by positive operating leverage and discretionary cost control initiatives.

Thom Browne segment
In H1 2025, the Thom Browne segment generated revenues of €129.5 million compared to €166.9 million in H1 2024.
Adjusted EBIT for the Thom Browne segment was €4.5 million in H1 2025, with an Adjusted EBIT Margin of 3.5% compared to 12.1% in H1 2024. The decrease was led by a negative operating leverage resulting from the decrease in revenues in the period and higher initial costs related to the newly opened DTC stores, which have not yet reached their run-rate efficiency.

Tom Ford Fashion segment
In H1 2025, the Tom Ford Fashion segment generated revenues of €152.7 million compared to €148.5 million in H1 2024
Adjusted EBIT for the Tom Ford Fashion segment in H1 2025 was negative €19.4 million, compared to negative €11.9 million in H1 2024, primarily due to investments in the expansion of the store network and in new talents, IT and the corporate and retail structure to build the platform and support the expansion of the business.

Capital Expenditure, Trade Working Capital, Net Financial Indebtedness/(Cash Surplus) and Free Cash Flow

Capital expenditure

	For the six months ended June 30,
(€ thousands)	2025	2024
Payments for property, plant and equipment	42,051	47,926
Payments for intangible assets	11,907	12,151
Capital expenditure	53,958	60,077

Capital expenditure (capex) in H1 2025 was €54.0 million compared to €60.1 million in H1 2024. H1 2025 capex was mainly related to the expansion of the DTC store network across the three brands and to a portion of the investments for the new shoe production plant in Parma (Italy).

Trade Working Capital

(€ thousands)	At June 30, 2025	At December 31, 2024	At June 30, 2024
Trade Working Capital	441,784	460,034	475,642
of which trade receivables	209,462	248,790	216,670
of which inventories	505,681	521,015	540,791
of which trade payables and customer advances	(273,359)	(309,771)	(281,819)

Trade Working Capital was €441.8 million at June 30, 2025 compared to €460.0 million at December 31, 2024. The decrease mainly resulted from a better inventory management and a reduction in receivables driven by the streamlining of the wholesale business.
Net Financial Indebtedness/(Cash Surplus)

(€ thousands)	At June 30, 2025	At December 31, 2024	At June 30, 2024
Net Financial Indebtedness/(Cash Surplus)	92,140	94,225	65,509

Net Financial Indebtedness was €92.1 million at June 30, 2025, substantially in line with €94.2 million at December 31, 2024.
Free Cash Flow

	For the six months ended June 30,
(€ thousands)	2025	2024
Net cash flows from operating activities	105,714	120,448
Payments for property, plant and equipment	(42,051)	(47,926)
Payments for intangible assets	(11,907)	(12,151)
Payments for right-of-use assets	(1,800)	—
Payments of lease liabilities	(73,065)	(66,950)
Free Cash Flow	(23,109)	(6,579)

In H1 2025 Free Cash Flow was negative €23.1 million compared to negative €6.6 million in H1 2024. The higher absorption in H1 2025 was primarily driven by the lower cash flow generation from operating activities.

***

Upcoming events

Next financial releases

•October 23, 2025: Q3 2025 Unaudited Revenues

To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.

Conference Call

As previously announced, the Group will host a live webcast and conference call today at 8:00 a.m. ET (2:00 p.m. CET).
To access the webcast please visit our website (https://ir.zegnagroup.com/financial-calendar/events).
To participate in the call, please dial:

Italy: +39 06 9450 1060
United States: +1 646 233 4753
United Kingdom: +44 20 3936 2999

Access Code: 069369

Webcast link: https://events.q4inc.com/attendee/485951116

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

***

About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.
***

Contacts
Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com
***

Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; pandemics or other public health crises; international business, regulatory, social and political risks; restrictions on trade and the imposition of tariffs among countries; political instability, geopolitical tensions or conflicts and the imposition of sanctions (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, and sanctions imposed onto Russia); the occurrence of acts of terrorism or similar events, conflicts or civil unrest; existing or future disputes, proceedings or litigation; future sales of our securities in the public market; our ability to maintain compliance with applicable listing standards; volatility in our share price; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities, as well as our directly operated stores; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties in the wholesale channel; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; credit risk; the high level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.

Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

***

First Half 2025 - Group Revenues Tables

REVENUES BY SEGMENT (Unaudited)

	H1 2025 vs H1 2024				Q2 2025 vs Q2 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
Zegna	660,319	660,538	0.0%	1.6%	327,026	335,638	(2.6%)	1.0%
Thom Browne	129,462	166,935	(22.4%)	(21.6%)	65,080	87,869	(25.9%)	(23.9%)
Tom Ford Fashion	152,715	148,493	2.8%	3.8%	85,237	83,473	2.1%	4.1%
Intersegment eliminations	(14,806)	(15,844)	n.m.(*)	n.m.	(8,474)	(10,015)	n.m.	n.m.
Total revenues	927,690	960,122	(3.4%)	(2.0%)	468,869	496,965	(5.7%)	(2.6%)
________________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sold to the Group’s brands.
REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	H1 2025 vs H1 2024				Q2 2025 vs Q2 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
ZEGNA brand	570,409	566,067	0.8%	2.6%	277,493	283,197	(2.0%)	2.2%
Thom Browne	129,154	166,721	(22.5%)	(21.7%)	64,931	87,514	(25.8%)	(23.7%)
TOM FORD FASHION	152,715	148,493	2.8%	3.8%	85,237	83,473	2.1%	4.1%
Textile	67,061	71,836	(6.6%)	(6.3%)	37,140	38,593	(3.8%)	(3.8%)
Other (1)	8,351	7,005	19.2%	19.3%	4,068	4,188	(2.9%)	(2.5%)
Total revenues	927,690	960,122	(3.4%)	(2.0%)	468,869	496,965	(5.7%)	(2.6%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	H1 2025 vs H1 2024				Q2 2025 vs Q2 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	504,501	486,561	3.7%	5.6%	253,706	246,946	2.7%	7.1%
Thom Browne	92,639	89,976	3.0%	5.0%	46,351	45,257	2.4%	6.6%
TOM FORD FASHION	100,895	93,062	8.4%	9.9%	52,844	49,361	7.1%	10.7%
Total Direct to Consumer (DTC)	698,035	669,599	4.2%	6.1%	352,901	341,564	3.3%	7.5%
As a percentage of branded products (1)	82%	76%			83%	75%
Wholesale branded
ZEGNA brand	65,908	79,506	(17.1%)	(15.4%)	23,787	36,251	(34.4%)	(31.1%)
Thom Browne	36,515	76,745	(52.4%)	(52.4%)	18,580	42,257	(56.0%)	(55.8%)
TOM FORD FASHION	51,820	55,431	(6.5%)	(6.3%)	32,393	34,112	(5.0%)	(5.3%)
Total Wholesale branded	154,243	211,682	(27.1%)	(26.5%)	74,760	112,620	(33.6%)	(32.5%)
As a percentage of branded products	18%	24%			17%	25%
Textile	67,061	71,836	(6.6%)	(6.3%)	37,140	38,593	(3.8%)	(3.8%)
Other (2)	8,351	7,005	19.2%	19.3%	4,068	4,188	(2.9%)	(2.5%)
Total revenues	927,690	960,122	(3.4%)	(2.0%)	468,869	496,965	(5.7%)	(2.6%)
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

REVENUES BY GEOGRAPHIC AREA (Unaudited)

	H1 2025 vs H1 2024				Q2 2025 vs Q2 2024
(€ thousands, except percentages)	2025	2024	%	Organic	2025	2024	%	Organic
EMEA (1)	328,908	336,591	(2.3%)	(1.9%)	174,819	180,029	(2.9%)	(1.9%)
Americas (2)	262,714	246,046	6.8%	9.3%	137,743	131,869	4.5%	9.8%
Greater China Region	223,101	266,324	(16.2%)	(14.7%)	99,841	126,925	(21.3%)	(17.1%)
Rest of APAC (3)	111,508	109,990	1.4%	3.4%	55,658	57,556	(3.3%)	(1.0%)
Other (4)	1,459	1,171	24.6%	24.8%	808	586	37.9%	38.6%
Total revenues	927,690	960,122	(3.4%)	(2.0%)	468,869	496,965	(5.7%)	(2.6%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
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Group Monobrand (1) Store Network at June 30, 2025

	At June 30, 2025				At December 31, 2024				At June 30, 2024
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	81	9	12	102	76	9	11	96	75	9	7	91
Americas	75	32	13	120	72	28	13	113	64	20	12	96
Greater China Region	77	39	13	129	78	40	12	130	82	35	11	128
Rest of APAC	53	40	28	121	55	39	28	122	58	38	26	122
Total Direct to Consumer (DTC)	286	120	66	472	281	116	64	461	279	102	56	437
EMEA	41	5	16	62	44	5	16	65	46	7	16	69
Americas	58	1	46	105	59	1	46	106	67	3	50	120
Greater China Region	11	10	—	21	11	10	—	21	13	10	—	23
Rest of APAC	5	5	1	11	4	5	2	11	4	4	5	13
Total Wholesale	115	21	63	199	118	21	64	203	130	24	71	225
Total	401	141	129	671	399	137	128	664	409	126	127	662
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT
for the six months ended June 30, 2025 and 2024
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2025	2024
Revenues	927,690	960,122
Cost of sales	(301,658)	(322,678)
Gross profit	626,032	637,444
Selling, general and administrative expenses	(501,804)	(497,612)
Marketing expenses	(62,882)	(66,751)
Operating profit	61,346	73,081
Financial income	21,207	12,106
Financial expenses	(25,408)	(29,267)
Foreign exchange gains/(losses)	10,214	(7,684)
Result from investments accounted for using the equity method	659	314
Profit before taxes	68,018	48,550
Income taxes	(20,116)	(17,218)
Profit	47,902	31,332
Attributable to:
Shareholders of the Parent Company	43,083	25,085
Non-controlling interests	4,819	6,247

Basic earnings per share in €	0.17	0.10
Diluted earnings per share in €	0.17	0.10

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2025 and at December 31, 2024
(Unaudited)

(€ thousands)	At June 30, 2025	At December 31, 2024
Assets
Non-current assets
Intangible assets	552,184	614,363
Property, plant and equipment	201,689	204,806
Right-of-use assets	614,020	581,437
Investments accounted for using the equity method	20,249	19,690
Deferred tax assets	162,451	166,029
Other non-current financial assets	39,355	41,486
Total non-current assets	1,589,948	1,627,811
Current assets
Inventories	505,681	521,015
Trade receivables	209,462	248,790
Derivative financial instruments	32,169	1,711
Tax receivables	34,069	32,505
Other current financial assets	71,329	77,269
Other current assets	124,684	105,742
Cash and cash equivalents	159,896	219,130
Total current assets	1,137,290	1,206,162
Total assets	2,727,238	2,833,973
Liabilities and Equity
Equity attributable to shareholders of the Parent Company	885,350	916,120
Equity attributable to non-controlling interests	67,085	66,767
Total equity	952,435	982,887
Non-current liabilities
Non-current borrowings	174,418	196,401
Other non-current financial liabilities	118,560	146,448
Non-current lease liabilities	554,825	518,728
Non-current provisions for risks and charges	21,853	23,550
Employee benefits	30,117	34,945
Deferred tax liabilities	73,279	78,129
Total non-current liabilities	973,052	998,201
Current liabilities
Current borrowings	174,235	177,166
Current lease liabilities	131,497	142,957
Derivative financial instruments	5,132	15,138
Current provisions for risks and charges	17,522	16,792
Trade payables and customer advances	273,359	309,771
Tax liabilities	33,588	32,389
Other current liabilities	166,418	158,672
Total current liabilities	801,751	852,885
Total equity and liabilities	2,727,238	2,833,973

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2025 and 2024
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2025	2024
Operating activities
Profit	47,902	31,332
Income taxes	20,116	17,218
Depreciation, amortization and impairment of assets	128,422	113,527
Financial income	(21,207)	(12,106)
Financial expenses	25,408	29,267
Foreign exchange (gains)/losses	(10,214)	7,684
Provisions for obsolete inventory	14,974	7,775
(Releases)/Accruals for other provisions	(5,963)	1,450
Result from investments accounted for using the equity method	(659)	(314)
Other non-cash expenses, net	18,575	36,124
Change in inventories	(26,689)	(21,568)
Change in trade receivables	26,533	21,286
Change in trade payables including customer advances	(17,479)	(28,354)
Change in other operating assets and liabilities	(52,628)	(42,268)
Interest paid	(20,653)	(19,587)
Income taxes paid	(20,724)	(21,018)
Net cash flows from operating activities	105,714	120,448
Investing activities
Payments for property, plant and equipment	(42,051)	(47,926)
Payments for intangible assets	(11,907)	(12,151)
Payments related to right-of-use assets	(1,800)	—
Proceeds from disposals of non-current financial assets	287	—
Payments for purchases of non-current financial assets	(540)	(1,319)
Proceeds from disposals of current financial assets and derivative instruments	10,572	15,707
Payments for acquisitions of current financial assets and derivative instruments	(4,250)	(21,444)
Business combinations, net of cash acquired	—	(14,608)
Acquisition of investments accounted for using the equity method	(355)	—
Net cash flows used in investing activities	(50,044)	(81,741)
Financing activities
Proceeds from borrowings	139,926	154,713
Repayments of borrowings	(166,500)	(174,223)
Repayments of other non-current financial liabilities	(110)	—
Payments of lease liabilities	(73,065)	(66,950)
Payments for acquisition of non-controlling interests	—	(23,502)
Deferred payments for business combinations	(4,673)	—
Dividends paid to non-controlling interests	(1,703)	(1,444)
Contribution from non-controlling interests	583	—
Net cash flows used in financing activities	(105,542)	(111,406)
Effects of exchange rate changes on cash and cash equivalents	(9,362)	1,736
Net decrease in cash and cash equivalents	(59,234)	(70,963)

Cash and cash equivalents at the beginning of the period	219,130	296,279
Cash and cash equivalents at the end of the period	159,896	225,316

Non-IFRS Financial Measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange gains and losses, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute and transaction costs related to acquisitions.

Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.

The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the Profit Margin and the Adjusted EBIT Margin for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
(€ thousands, except percentages)	2025	2024
Profit	47,902	31,332
Income taxes	20,116	17,218
Financial income	(21,207)	(12,106)
Financial expenses	25,408	29,267
Foreign exchange (gains)/losses	(10,214)	7,684
Result from investments accounted for using the equity method	(659)	(314)
Operating profit	61,346	73,081
Adjustments:
Net impairment of leased and owned stores (1)	6,101	4,979
Severance indemnities and provisions for severance expenses (2)	903	1,436
Legal costs for trademark dispute (3)	320	1,388
Transaction costs related to acquisitions (4)	—	26
Adjusted EBIT	68,670	80,910

Revenues	927,690	960,122
Profit margin (Profit / Revenues)	5.2%	3.3%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	7.4%	8.4%
________________________________________
(1)Relates to the net impairment of leased and owned stores for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
(€ thousands)	2025	2024
Right-of-use assets	4,046	3,036
Property, plant and equipment	2,016	1,943
Intangible assets	39	—
Total net impairment of leased and owned stores	6,101	4,979
(2)Relates to severance indemnities of €903 thousand and €1,436 thousand for the six months ended June 30, 2025 and 2024, respectively.
(3)Relates to legal costs of €320 thousand and €1,388 thousand for the six months ended June 30, 2025 and 2024, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €26 thousand for the six months ended June 30, 2024, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets and securities (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position).

The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2025 and at December 31, 2024:

(€ thousands)	At June 30, 2025	At December 31, 2024
Non-current borrowings	174,418	196,401
Current borrowings	174,235	177,166
Derivative financial instruments — Liabilities	5,132	15,138
Total borrowings, other financial liabilities and derivatives	353,785	388,705
Cash and cash equivalents	(159,896)	(219,130)
Derivative financial instruments — Assets	(32,169)	(1,711)
Other current financial assets (Securities)	(69,580)	(73,639)
Total cash and cash equivalents, other current financial assets and derivatives	(261,645)	(294,480)
Net Financial Indebtedness/(Cash Surplus)	92,140	94,225

Trade Working Capital

Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.

The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at June 30, 2025 and at December 31, 2024:

(€ thousands)	At June 30, 2025	At December 31, 2024
Current assets	1,137,290	1,206,162
Current liabilities	(801,751)	(852,885)
Working capital	335,539	353,277
Less:
Derivative financial instruments - Assets	32,169	1,711
Tax receivables	34,069	32,505
Other current financial assets	71,329	77,269
Other current assets	124,684	105,742
Cash and cash equivalents	159,896	219,130
Current borrowings	(174,235)	(177,166)
Current lease liabilities	(131,497)	(142,957)
Derivative financial instruments - Liabilities	(5,132)	(15,138)
Current provisions for risks and charges	(17,522)	(16,792)
Tax liabilities	(33,588)	(32,389)
Other current liabilities	(166,418)	(158,672)
Trade Working Capital	441,784	460,034
of which trade receivables	209,462	248,790
of which inventories	505,681	521,015
of which trade payables and customer advances	(273,359)	(309,771)

Free Cash Flow

Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets, right-of-use assets and lease liabilities.

The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to evaluate and monitor the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow is not representative of residual cash flows available for discretionary purposes.

The following table sets forth the Free Cash Flow for the six months ended June 30, 2025, and 2024:

	For the six months ended June 30,
(€ thousands)	2025	2024
Net cash flows from operating activities	105,714	120,448
Payments for property, plant and equipment	(42,051)	(47,926)
Payments for intangible assets	(11,907)	(12,151)
Payments for right-of-use assets	(1,800)	—
Payments of lease liabilities	(73,065)	(66,950)
Free Cash Flow	(23,109)	(6,579)

Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (organic or organic growth)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating organic performance, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(3)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 (H1 2025 vs H1 2024) and for the three months ended June 30, 2025 compared to the three months ended June 30, 2024 (Q2 2025 vs Q2 2024). Revenues on an organic growth basis for the six months ended June 30, 2025 compared to the six months ended June 30, 2024, and for the three months ended June 30, 2025 compared to the three months ended June 30, 2024, are equal to Constant Currency since there is no impact from acquisitions and disposals or changes in license agreements where the Group operates as a licensee.

Segment

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	0.0%	(1.6%)	1.6%	—%	—%	1.6%
Thom Browne	(22.4%)	(0.8%)	(21.6%)	—%	—%	(21.6%)
Tom Ford Fashion	2.8%	(1.0%)	3.8%	—%	—%	3.8%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)

	Q2 2025 vs Q2 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	(2.6%)	(3.6%)	1.0%	—%	—%	1.0%
Thom Browne	(25.9%)	(2.0%)	(23.9%)	—%	—%	(23.9%)
Tom Ford Fashion	2.1%	(2.0%)	4.1%	—%	—%	4.1%
Total	(5.7%)	(3.1%)	(2.6%)	—%	—%	(2.6%)

Brand and product line

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	0.8%	(1.8%)	2.6%	—%	—%	2.6%
Thom Browne	(22.5%)	(0.8%)	(21.7%)	—%	—%	(21.7%)
TOM FORD FASHION	2.8%	(1.0%)	3.8%	—%	—%	3.8%
Textile	(6.6%)	(0.3%)	(6.3%)	—%	—%	(6.3%)
Other	19.2%	(0.1%)	19.3%	—%	—%	19.3%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)

	Q2 2025 vs Q2 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	(2.0%)	(4.2%)	2.2%	—%	—%	2.2%
Thom Browne	(25.8%)	(2.1%)	(23.7%)	—%	—%	(23.7%)
TOM FORD FASHION	2.1%	(2.0%)	4.1%	—%	—%	4.1%
Textile	(3.8%)	—%	(3.8%)	—%	—%	(3.8%)
Other	(2.9%)	(0.4%)	(2.5%)	—%	—%	(2.5%)
Total	(5.7%)	(3.1%)	(2.6%)	—%	—%	(2.6%)

Distribution channel

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	3.7%	(1.9%)	5.6%	—%	—%	5.6%
Thom Browne	3.0%	(2.0%)	5.0%	—%	—%	5.0%
TOM FORD FASHION	8.4%	(1.5%)	9.9%	—%	—%	9.9%
Total Direct to Consumer (DTC)	4.2%	(1.9%)	6.1%	—%	—%	6.1%
Wholesale branded
ZEGNA brand	(17.1%)	(1.7%)	(15.4%)	—%	—%	(15.4%)
Thom Browne	(52.4%)	—%	(52.4%)	—%	—%	(52.4%)
TOM FORD FASHION	(6.5%)	(0.2%)	(6.3%)	—%	—%	(6.3%)
Total Wholesale branded	(27.1%)	(0.6%)	(26.5%)	—%	—%	(26.5%)
Textile	(6.6%)	(0.3%)	(6.3%)	—%	—%	(6.3%)
Other	19.2%	(0.1%)	19.3%	—%	—%	19.3%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)

	Q2 2025 vs Q2 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	2.7%	(4.4%)	7.1%	—%	—%	7.1%
Thom Browne	2.4%	(4.2%)	6.6%	—%	—%	6.6%
TOM FORD FASHION	7.1%	(3.6%)	10.7%	—%	—%	10.7%
Total Direct to Consumer (DTC)	3.3%	(4.2%)	7.5%	—%	—%	7.5%
Wholesale branded
ZEGNA brand	(34.4%)	(3.3%)	(31.1%)	—%	—%	(31.1%)
Thom Browne	(56.0%)	(0.2%)	(55.8%)	—%	—%	(55.8%)
TOM FORD FASHION	(5.0%)	0.3%	(5.3%)	—%	—%	(5.3%)
Total Wholesale branded	(33.6%)	(1.1%)	(32.5%)	—%	—%	(32.5%)
Textile	(3.8%)	—%	(3.8%)	—%	—%	(3.8%)
Other	(2.9%)	(0.4%)	(2.5%)	—%	—%	(2.5%)
Total	(5.7%)	(3.1%)	(2.6%)	—%	—%	(2.6%)

Geographic area

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	(2.3%)	(0.4%)	(1.9%)	—%	—%	(1.9%)
Americas (2)	6.8%	(2.5%)	9.3%	—%	—%	9.3%
Greater China Region	(16.2%)	(1.5%)	(14.7%)	—%	—%	(14.7%)
Rest of APAC (3)	1.4%	(2.0%)	3.4%	—%	—%	3.4%
Other (4)	24.6%	(0.2%)	24.8%	—%	—%	24.8%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)

	Q2 2025 vs Q2 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	(2.9%)	(1.0%)	(1.9%)	—%	—%	(1.9%)
Americas (2)	4.5%	(5.3%)	9.8%	—%	—%	9.8%
Greater China Region	(21.3%)	(4.2%)	(17.1%)	—%	—%	(17.1%)
Rest of APAC (3)	(3.3%)	(2.3%)	(1.0%)	—%	—%	(1.0%)
Other (4)	37.9%	(0.7%)	38.6%	—%	—%	38.6%
Total	(5.7%)	(3.1%)	(2.6%)	—%	—%	(2.6%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

***

Capital expenditure

Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.

The following table shows a breakdown of capital expenditure by category for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
(€ thousands)	2025	2024
Payments for property, plant and equipment	42,051	47,926
Payments for intangible assets	11,907	12,151
Capital expenditure	53,958	60,077

***